Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratio data)

	Fiscal Year (1)									Three Months Ended May 2, 2010
	2005		2006		2007	2008		2009
Earnings From Continuing Operations Before Income Taxes	$8,967		$8,502		$6,620	$3,590		$3,982		$1,116

Less: Capitalized Interest	(51)		(47)		(46)	(20)		(4)		(1)

Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	177		257		279	286		277		70
Interest Expense	192		437		741	644		680		143

Adjusted Earnings	$9,285		$9,149		$7,594	$4,500		$4,935		$1,328

Fixed Charges:
Interest Expense	$ 192		$ 437		$ 741	$ 644		$ 680		$ 143
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	177		257		279	286		277		70

Total Fixed Charges	$ 369		$ 694		$ 1,020	$ 930		$ 957		$ 213

Ratio of Earnings to Fixed Charges (2)	25.2	x	13.2	x	7.4x	4.8	x	5.2	x	6.2	x

(1)

Fiscal years 2009, 2008, 2007, 2006 and 2005 refer to the fiscal years ended January 31, 2010, February 1, 2009, February 3, 2008, January 28, 2007 and January 29, 2006, respectively. Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)

For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)

(fixed charges)